Exhibit 99.1
COGENT Realty Advisors, LLC
Valuation, Consultation, Due Diligence
Appraisal of
Lakeside Place Apartments
201-301 Wilcrest Drive
Houston, TX 77042

March 15, 2011
Mr. Trent Johnson
Vice President
Fox Realty Investors
4582 S. Ulster St., Suite 1100
Denver, CO 80237

Re:	Appraisal of Lakeside Place Apartments 201-301 Wilcrest Drive Houston, Texas 77042
Dear Mr. Johnson:
Cogent Realty Advisors, LLC (“CRA”) has completed an appraisal of the above-referenced property as requested by our February 11, 2011 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of February 16, 2011, the date the property was inspected by the appraiser. The report has been prepared for Fox Realty Investors for client’s use in asset evaluation and financial reporting purposes.
Situated as noted above, the subject property consists of a 26.53-acre site improved with a 734-unit garden-style apartment complex containing 780,229 square feet of rentable area. Additional site improvements include four swimming pools with surrounding patio/deck areas, a playground, a volleyball court, six laundry facilities, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as Lakeside Place Apartments, is classified as a Class B apartment community by local market standards. The property was built in 1975 and 1976 and renovated in phases during 1996 and 1999. The subject property is operating at stabilized occupancy and is in good physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of February 16, 2011, is:
FORTY-FOUR MILLION SIX HUNDRED THOUSAND DOLLARS
($44,600,000)
This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Trent Johnson	March 15, 2011
Fox Realty Investors	Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Raymond Smith
	Managing Partner		Senior Analyst

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page i
TABLE OF CONTENTS

Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iv
Subject Property Photographs & Maps	v

PREMISES OF THE APPRAISAL

Summary of Salient Facts and Conclusions	1
Property Identification	3
Sales History	3
Purpose and Scope of the Appraisal	3
Definition of Value	4
Property Rights Appraised	4
Intended Use and User of the Appraisal and Reporting	4
Exposure and Marketing Periods	4

PRESENTATION OF DATA

Regional and Area Analysis	6
Neighborhood Analysis	13
Site Analysis	16
Improvement Analysis	19
Real Estate Assessments and Taxes	23

MARKET ANALYSIS

Apartment Market Analysis	25
Market Rent Analysis	27

ANALYSIS OF DATA AND CONCLUSIONS

Highest and Best Use	37
Valuation Process	39
Income Capitalization Approach	41
Sales Comparison Approach	49
Reconciliation and Final Value Conclusion	56

ADDENDA

Additional Subject Property Photographs
Floor Plans
Improved Sales Photographs
Appraiser Qualifications
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CERTIFICATE OF APPRAISAL
We, Steven J. Goldberg, MAI, CCIM and Raymond A. Smith III, certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation and the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
Raymond A. Smith III made a personal inspection of the property that is the subject of this appraisal on February 16, 2011. Steven Goldberg, MAI did not inspect the property that is the subject of this appraisal.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have extensive experience in the appraisal of similar properties.
As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
We have not appraised or provided other services relative to the subject property in the past three years.
No one other than the undersigned assisted in the preparation of this appraisal report.
As of the date of this report, Steven J. Goldberg, MAI, CCIM is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1320987G).
As of the date of this report, Raymond A. Smith III is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1338066-G).
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Raymond Smith
	Managing Partner		Senior Analyst
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page iii
BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.
2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.
3.	Responsible ownership and competent property management are assumed.
4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.
5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.
6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.
7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.
8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.
9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.
10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.
11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.
12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.
13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.
14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
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15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.
16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.
17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS
1.	We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size and other details pertaining to the existing improvements.
2.	Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the units not inspected are representative of similar condition and layout as the inspected units.
3.	The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical and structural systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.
4.	Is important to note, that one of the subject’s buildings, containing 24 units, was destroyed in a fire back in January 2009. As of the effective date of value, February 16, 2011 the building was nearing completion of reconstruction. Installation of the electrical system was all that remained. For the purpose of this report, we assumed that all 24 units are back online as of the effective date of value. In the Income Capitalization Approach section, market rent and occupancy was applied to the 24 fire-damaged units in the estimation of the subject’s income potential.
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SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
Interior view of typical unit – renovated kitchen
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REGIONAL MAP
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NEIGHBORHOOD MAP
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SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Date of Value	February 16, 2011

Date of Inspection	February 16, 2011

Property Name	Lakeside Place Apartments

Property Address	201 Wilcrest Drive Houston, Texas 77042

Property Location	Northeast and southeast corners of Lakeside Forest Lane and Wilcrest Drive in Harris County, Texas. This places the subject in the western portion of Harris County in Houston, Texas, approximately 12 miles west of the Houston Central Business District.

Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of February 16, 2011, free and clear of mortgage financing. The appraisal was prepared for Fox Realty Investors to provide a valuation of the property for client’s use in asset evaluation and financial reporting purposes.

Site Size	Irregular shaped site that contains a total of 26.53± acres

Zoning	The subject is not zoned as local jurisdictions inclusive of the City of Houston and Harris County do not incorporate zoning as a land planning tool. Control of land use in the City of Houston is typically achieved through the use of deed restrictions. These are typically development guidelines which limit permitted uses, development density, and building set backs. Deed restrictions are generally imposed by land developers and recorded for individual parcels in the official deed records of Harris County. We were not provided with a complete title policy and assume that the property is absent of any adverse deed restrictions, nor are we aware of any protests and the subject with respect to its use as a multi-family apartment. Accordingly, it appears as though the site, as improved, is a legally conforming use.

Improvements	The subject is a 734-unit apartment complex built in 1975 and 1976 and renovated in phases during 1996 and 1999. Additional site improvements include four swimming pools with surrounding patio/deck areas, a playground, a volleyball court, six laundry facilities, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex is classified as a Class B apartment community by local market standards. The property is currently operating at stabilized occupancy and is in generally good condition in comparison to substitute properties of similar age and characteristics.

Tax Identification	33-21-30-300-0080-0000 and 33-21-30-300-0090-0000 (Harris County Appraisal District
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Total 2010 Assessed Value	$20,870,648

Highest and Best Use
As If Vacant	Eventual multifamily development
As Improved	Continued use of the existing improvements
VALUATION INDICATIONS

Income Capitalization
Stabilized NOI	$3,230,014
Cap Rate	7.25%
Capitalized Value	$44,600,000
Value per Unit	$60,763
Value per Sq Ft	$57.16

Sales Comparison	$42,200,000
Value per Unit	$57,500
Value per Sq Ft	$54.09

Cost Approach	N/A

APPRAISED VALUE	$44,600,000
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PREMISES OF THE APPRAISAL

Identification	The subject property consists of a 26.53 ±-acre site improved with a 734-unit apartment complex known as lakeside Place Apartments.

The physical address of the property is 201 Wilcrest Drive, Houston, Texas, Harris County, Texas.

The subject property is identified by the Harris County Appraisal District as Tax Parcel Numbers 04-51-38-001-0045 and 04-51-38-001-0056.

Sales History of the Subject Property	According to public records, ownership of the subject property is vested in Century Lakeside Pl LP. We are not aware of any arms length transfers of ownership within the three-year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared

Purpose and Scope of the Appraisal	The purpose of the appraisal is to estimate the market value of the subject property free and clear of mortgage financing as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.

According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:

1. Inspected the subject property and its environs.

2. Reviewed demographic and other socioeconomic trends pertaining to the city and region.

3. Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.

4. Investigated lease and sale transactions involving comparable properties in the influencing market.

5.     Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6. Utilized appropriate appraisal methodology to derive estimates of value.

7. Reconciled the estimates of value into a single value conclusion.
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Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

The most probable price which a specified interest in real property is likely to bring under all of the following conditions:

1. Consummation of a sale occurs as of a specified date.

2. An open and competitive market exists for the property interest appraised.

3. The buyer and seller are each acting prudently and knowledgably.

4. The price is not affected by undue stimulus.

5. The buyer and seller are typically motivated.

6. Both parties are acting in what they consider their best interest.

7. Marketing efforts were adequate and a reasonable time was allowed for exposure in the open market.

8. Payment was made in cash, in U.S. dollars or in terms of financial arrangements comparable thereto.

9. The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Intended Use and Intended User	The intended user of this report is Fox Realty Investors, the general partner of the entity that owns the subject property. It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.

This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.

Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open
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market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, as:

• The time a property remains on the market.

•     The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties. Although marketing times increased over the past couple of years as a result of economic conditions, market fundamentals for apartment properties and overall economic conditions have begun to improve over the past few quarters resulting in an increase in investor demand, transaction activity and resulting decline in marketing times for most types of good quality commercial real estate investments.

We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Korpacz Real Estate Investor Survey Forth Quarter 2010, which indicates that marketing times for apartment properties in the national market range from 1 to 18 months. The average marketing time equates to 6.29 months, down from 8.86 months reported one year ago. This marketing period is supported by data in the local market.

We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
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REGIONAL AND AREA ANALYSIS

Introduction	Real estate values reflect the influence of four primary forces that motivate human activity; social trends, economic conditions, governmental policies and environmental factors. The purpose of the city data synopsis is to describe and analyze the area within which the interactions of the four major forces influence properties similar to the subject. This section will further analyze past trends for insight into possible future trends affecting the value of real estate.

The subject is located in the Houston-Sugar Land-Baytown, TX Metropolitan Statistical Area, hereinafter called the Houston MSA, as defined by the U.S. Office of Management and Budget. The Houston MSA is 8,928 square miles in size, and is the sixth most populous metropolitan area in the nation.

Population	The Houston MSA has an estimated 2010 population of 5,909,705, which represents an average annual 2.3% increase over the 2000 census of 4,715,407. The Houston MSA added an average of 119,430 residents per year over the 2000-2010 period, and its annual growth rate of 2.3% exceeded the State of Texas rate of 1.8%.
POPULATION TRENDS

	Population			Compound Ann. % Chng
	2000 Census	2010 Est.	2015 Est.	2000 - 2010	2010 - 2015

Houston TX	4,715,407	5,909,705	6,480,092	2.3%	1.9%
Texas TX	20,851,820	25,006,778	26,983,559	1.8%	1.5%

Source: Claritas

Looking forward, the Houston MSA’s population is projected to increase at a 1.9% annual rate from 2010-2015, equivalent to the addition of an average of 114,077 residents per year. The Houston MSA’s growth rate is expected to exceed that of Texas, which is projected to be 1.5%.

Employment	Total employment for year end 2009 in the Houston MSA is estimated at 2,529,500 jobs. Between year end 1999 and the present, employment rose by 286,000 jobs, equivalent to a 12.7% increase over the entire period. Employment gains that occurred in the mid-2000s exceeded job losses that occurred early in the decade and in the current economic downturn starting in 2009. Over a ten-year time span, there were seven years in which employment grew and three years in which it declined.

The Houston MSA’s rate of employment growth over the last decade surpassed that of Texas, which experienced an increase in employment of 10.0% or 938,800 jobs over this period. Trends in employment are a key indicator of economic health and strongly correlate with real estate demand.
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EMPLOYMENT TRENDS

	Total Employment (Year End)				Unemployment Rate (Ann. Avg.)
		%		%
Year	Houston MSA	Change	Texas	Change	Houston MSA	Texas

1999	2,243,500		9,358,700		4.8%	4.7%
2000	2,302,500	2.6%	9,614,100	2.7%	4.3%	4.4%
2001	2,306,100	0.2%	9,502,600	-1.2%	4.7%	5.0%
2002	2,302,900	-0.1%	9,472,900	-0.3%	6.0%	6.3%
2003	2,291,500	-0.5%	9,465,100	-0.1%	6.7%	6.7%
2004	2,329,000	1.6%	9,658,600	2.0%	6.2%	6.0%
2005	2,418,200	3.8%	9,968,600	3.2%	5.6%	5.4%
2006	2,524,000	4.4%	10,299,200	3.3%	5.0%	4.9%
2007	2,612,800	3.5%	10,619,200	3.1%	4.3%	4.4%
2008	2,632,300	0.7%	10,669,600	0.5%	4.8%	4.9%
2009	2,529,500	-3.9%	10,297,500	-3.5%	7.6%	7.6%

Overall Change 1999-2009	286,000	12.7%	938,800	10.0%
Avg Unemp. Rate 1999-2009					5.5%	5.5%
Unemployment Rate - April 2010					8.4%	8.1%
Source: Bureau of Labor Statistics and Economy.com. Employment figures are from the Current Employment Survey (CES). Unemployment rates are from the Current Population Survey (CPS). The figures are not seasonally adjusted.

Unemployment rate trends are another way of gauging an area’s economic health. Over the past decade, the Houston MSA has had a 5.5% average unemployment rate, which is the same as the rate for Texas.

At the current time, the Houston MSA unemployment rate is 8.8% in comparison to a 8.6% rate for Texas, a negative sign for the Houston MSA.

Employment Sectors	The composition of the Houston MSA job market is depicted in the chart below, along with that of Texas. Total employment for both areas is broken down by major employment sector, and the sectors are ranked from largest to smallest based on the percentage of Houston MSA jobs in each category.
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EMPLOYMENT SECTORS — 2010

The Houston MSA has greater concentrations than Texas in the following employment sectors:

a.	Trade; Transportation; and Utilities, representing 20.5% of Houston MSA payroll employment compared to 20.1% for Texas as a whole. This sector includes jobs in retail trade, wholesale trade, trucking, warehousing, and electric, gas, and water utilities.

b.	Professional and Business Services, representing 13.8% of Houston MSA payroll employment compared to 12.0% for Texas as a whole. This sector includes legal, accounting, and engineering firms, as well as management of holding companies.

c.	Mining & Construction, representing 10.3% of Houston MSA payroll employment compared to 7.3% for Texas as a whole. This sector includes construction of buildings, roads, and utility systems, as well as mining, quarrying, and oil and gas extraction.

d.	Manufacturing, representing 8.8% of Houston MSA payroll employment compared to 8.0% for Texas as a whole. This sector includes all establishments engaged in the manufacturing of durable and nondurable goods.

The Houston MSA is underrepresented in the following sectors:

a.	Government, representing 15.0% of Houston MSA payroll employment compared to 18.1% for Texas as a whole. This
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sector includes employment in local, state, and federal government agencies.

	b.	Education and Health Services, representing 12.1% of Houston MSA payroll employment compared to 13.4% for Texas as a whole. This sector includes employment in public and private schools, colleges, hospitals, and social service agencies.

	c.	Leisure and Hospitality, representing 9.1% of Houston MSA payroll employment compared to 9.6% for Texas as a whole. This sector includes employment in hotels, restaurants, recreation facilities, and arts and cultural institutions.

	d.	Financial Activities, representing 5.5% of Houston MSA payroll employment compared to 6.1% for Texas as a whole. Banking, insurance, and investment firms are included in this sector, as are real estate owners, managers, and brokers.

Major Employers	Major employers in the Houston MSA are shown in the table below.
MAJOR EMPLOYERS
Houston TX

Name	Number of Employees
1 Walmart	31,900
2 Administaff	20,589
3 Memorial Hermann Heathcare System	20,201
4 University of Texas M. D. Anderson Cancer Center	17,536
5 Continental Airlines	16,451
6 Kroger Co.	14,620
7 Exxon Mobil Corp.	14,396
8 Shell Oil Co.	12,850
9 The Methodist Hospital System	12,363
10 H-E-B	12,283
Source: Texas Metro Market Overview 2010

Gross Domestic Product	The Houston MSA is the sixth largest metropolitan area economy in the nation based on Gross Domestic Product (GDP).

Economic growth, as measured by annual changes in GDP, has been somewhat lower in the Houston MSA than Texas overall during the past eight years. The Houston MSA has grown at a 2.9% average annual rate while Texas has grown at a 3.1% rate. The area has felt the effects of the current downturn to a greater extent than Texas. The Houston MSA’s GDP rose by 0.5% in 2008 while Texas’s GDP rose by 2.0%.

The Houston MSA has a per capita GDP of $49,182, which is 29% greater than Texas’s GDP of $38,044. This means that Houston MSA industries and employers are adding relatively more value to the economy than their counterparts in Texas.
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GROSS DOMESTIC PRODUCT

	($ Mil)%		($ Mil)%
Year	Houston MSA	Change	Texas	Change

2001	230,404		745,325
2002	235,253	2.1%	760,588	2.0%
2003	237,152	0.8%	770,975	1.4%
2004	249,772	5.3%	806,005	4.5%
2005	252,467	1.1%	828,417	2.8%
2006	266,821	5.7%	869,379	4.9%
2007	280,192	5.0%	907,358	4.4%
2008	281,721	0.5%	925,505	2.0%
Compound % Chg (2001-2008)		2.9%		3.1%
GDP Per Capita 2008	$49,182		$38,044
Source:Bureau of Economic Analysis and Economy.com

Gross Domestic Product is a measure of economic activity based on the total value of goods and services produced in a specific geographic area. The figures in the table above represent inflation adjusted “real” GDP, with the Houston MSA figures stated in 2001 dollars and the Texas figures stated in 2000 dollars.

Household Income	The Houston MSA has a higher level of household income than Texas. Median household income for the Houston MSA is $57,150, which is 14.9% greater than the corresponding figure for Texas.
MEDIAN HOUSEHOLD INCOME — 2010

Houston TX	$57,150
Texas TX	$49,723

Comparison of Houston TX to Texas TX	▲ 14.9%

Source: Claritas

The chart below shows the distribution of households across ten income levels. The Houston MSA has a greater concentration of households in the higher income levels than Texas. Specifically, 36.6% of Houston MSA households are at the $75,000 or greater levels in household income as compared to 30.8% of Texas households. A lesser concentration of households is apparent in the lower income levels, as 30.2% of Houston MSA households are below the $35,000 level in household income versus 34.9% of Texas households.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 11
HOUSEHOLD INCOME DISTRIBUTION — 2010

Education And Age	Residents of the Houston MSA have a higher level of educational attainment than those of Texas. An estimated 28% of Houston MSA residents are college graduates with four year degrees, versus 25% of Texas residents. People in the Houston MSA are generally the same age as their Texas counterparts. The median age for the Houston MSA and for Texas is 34 years.
EDUCATION AND AGE -2010
Source: Claritas

Conclusion	In the short term, the Houston MSA will continue to suffer the effects of the current downturn, including job losses and an abnormally high unemployment rate that are exerting a negative influence on real estate demand.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 12

Over the long term, the Houston MSA will benefit from a growing population base and higher income and education levels. The Houston MSA experienced growth in the number of jobs over the past decade, and it is reasonable to assume that employment growth will occur in the future. Moreover, the Houston MSA gains strength from being the sixth most populous metropolitan area in the country and generating a higher level of GDP per capita than Texas overall. Based on these factors, we anticipate that the Houston MSA economy will recover and employment growth will resume, strengthening the demand for real estate.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 13
NEIGHBORHOOD ANALYSIS

Introduction	The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses". A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use". A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.

Location	The subject is located in the western portion of the City of Houston, west of the Sam Houston Parkway, in an area commonly referred to as Thornwood. The subject’s neighborhood may be defined as the land area within the boundaries of Dairy Ashford Drive to the west, Interstate 10 to the north, Beltway 8 to the east and Briar Forest Drive to the south. The land uses within the defined neighborhood are complementary and best characterized as an established and mature residential district with supporting retail and commercial uses.

Land Use	The area is urban in character and approximately 95% developed. Land uses immediately surrounding the subject are predominantly residential and commercial with typical ages of building improvements ranging from 5 to 55 years. Property types adjoining the subject include residential, special use facility, and vacant land.

Access	Primary highway access to the area is obtained via Beltway 8 (Sam Houston Parkway/Tollway), a pay-per-use freeway system which circumnavigates the outlying Greater Houston area. Direct access to the subject via Beltway 8 would include the Briar Forest exit. The neighborhood is indirectly accessed via Interstate 10 to the north and State Highway 6 to the west.

Major commercial thoroughfares that provide either direct or indirect access to the subject include Westheimer Road, Wilcrest Drive the subject’s fronting roadway, Richmond Avenue, Briar Forest Drive, Kirkwood Road, and the newly constructed Westpark Tollway. Public transportation is provided by the Metropolitan Transit Authority (METRO) and provides access to all of the market area. The nearest point-to-point stop to the subject is noted as along Westheimer Road. Notwithstanding, the primary mode of transportation in the area is the automobile.

The George H. Bush Intercontinental Airport is located ± 19.0 miles from the property and travel time is about 25-45 minutes, depending on traffic conditions. The Houston CBD, the economic and cultural center of the region, is approximately 12 miles east of the property.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 14

Demographics	The current population within a 3-mile radius of the subject is 207,824, and the average household size is 2.4. Population in the area has grown since the 2000 census, and this trend is projected to continue over the next five years. Compared to the Houston MSA overall, the population within a 3-mile radius is projected to grow at a slower rate.

Median household income is $47,580, which is lower than the household income for the Houston MSA. Residents within a 3-mile radius have a considerably higher level of educational attainment than those of the Houston MSA, while median owner occupied home values are considerably higher.

Demand Generators	Major employers, in the area, include a host of energy, medical, software, banking, retail, and engineering firms. The area is also accessible to the Galleria/Uptown (east), CBD (east), and Greenspoint (northeast) employment centers. Highlights to the overall Houston employment base are as follows:
FORTUNE 500 COMPANIES HEADQUARTERED IN HOUSTON

Revenues
Company/Rank	($000,000)
ConocoPhillips (6)	$139,515.0
Marathon Oil (41)	$49,403.0
Sysco (55)	$36,853.3
Enterprise GP Holdings (92)	$25,510.9
Plains All Amercian Pipeline (128)	$18,520.0
Halliburton (158)	$14,675.0
National Oilwell Varco (182)	$12,712.0
Continental Airlines (183)	$12,586.0
KBR (193)	$12,105.0
Waste Management (196)	$11,791.0
Baker Hughes (243)	$9,664.0
Anadarko Petroleum (260)	$9,000.0
Apache (271)	$8,614.0
Centerpoint Energy (275)	$8,281.0
Smith International (277)	$8,218.6
Kinder Morgan (315)	$7,185.2
Calpine (338)	$6,564.0
Enbridge Energy Partners (364)	$5,905.4
Cameron International (399)	$5,223.2
EOG Resources (434)	$4,787.0
Spectra Energy (437)	$4,725.0
El Paso (447)	$4,631.0
Group 1 Automotive (457)	$4,525.7
FMC Technologies (467)	$4,405.4
Frontier Oil (488)	$4,237.2

*	Source: Fortune, April 2010

Twenty-five companies on the 2010 Fortune 500 list are headquartered in Houston. This compares with twenty-nine companies in 2009. Houston ranks third among metropolitan statistical areas in the number of Fortune 500 headquarters, behind New York (70) and Chicago (28), and ahead of Dallas-Fort Worth (24), Los Angeles (21) and Minneapolis-St. Paul (29). Many other Fortune 500 companies maintain U.S. administrative headquarters in Houston.

Within the Greater Houston Area, as in the Energy Corridor, the employment base is varied, which should insulate the economy from fluctuations in any one industry or sector.

Development Activity	During the last five years, development has been primarily in neighboring Westchase and has included retail, office, and service
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 15

`	uses. The following is a list of several buildings that have recently opened in Westchase District or are scheduled to open later this year

One Oak Park is a 150,000-square foot building, designed by world-renowned Gensler Architects. The building features a sophisticated atmosphere incorporating granite, back-lit glass pa nels, and natural wood accents. The building has been designed to LEED (Leadership in Energy and Environmental Design) specifications and will be the first certified LEED “Gold” in Westchase. The building is located on an 8.4 acre site at Rodgerdale and Town Park in the Westchase District’s Oak Park development. The building’s developer — Means Knaus Partners and The Carlyle Group — plan to build Two Oak Park adjacent to the existing building. When complete, both buildings will offer a combined 300,000 square feet of office space in two 6-story Class A Buildings.

Westchase Park is a planned two office building development with more than 1,700 feet of frontage directly on the Sam Houston Parkway (just south of Richmond). This highly-visible 18-acre, Class A headquarters-style office project features sophisticated architectural design and high-end finishes, with a dramatic water feature and park. The building is a LEED Certified “Silver” (registered) sustainable development. The first of two 270,000 square foot buildings is nearing completion. A second building is planned by Simmons Vedder Partners.

Pinnacle Westchase, located at 3010 Briarpark (between Richmond and Westheimer), provides Class A office space with good location and accessibility in the heart of Westchase District. This exceptional opportunity combines top of the line architecture with numerous area amenities, on-site features and a high-profile location. The building totals 470,000 square feet.

Retail – Retail development has predominately included grocery-anchored neighborhood retail centers and power centers west of the subject as part of the Royal Oaks master-planned development.

Conclusions	The area is in the stability stage of its life cycle. Given the history of the area and the growth trends, it is anticipated that property values will continue to realize appreciation in the future.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 16
SITE ANALYSIS

Location	The subject is located on the northeast and southeast corners of Lakeside Forest Lane and Wilcrest Drive in Harris County, Texas. This places the subject in the western portion of Harris County in Houston, Texas, approximately 12 miles west of the Houston Central Business District

The physical address of the property is 201 Wilcrest Drive, Harris County, Texas 77042.

Site Area	The total land area equates to 26.53± acres, or approximately 1,155,647 square feet.

Street Frontage	The subject site is afforded with an adequate amount of frontage along the eastern side of Wilcrest Drive.

Accessibility/Visibility	Ingress and egress to the property is via Wilcrest Drive. The buildings are at street grade and visible to passing traffic.

Topography	The site is generally level and on grade with the bounding streets and adjoining properties.

Shape	The parcel is irregular in shape. The size, shape, and configuration of the subject property provide a functional layout, which is similar to competitors.

Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on asphalt paved drives and surface lots. Building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land.

Utilities	All customary municipal services and utility hookups are provided.

Soil Information	No adverse conditions were readily apparent.

Flood Information	The subject property is situated in a flood hazard area according to FEMA Map 48201C0640L dated June 18, 2007.

Zoning	The subject is not zoned as local jurisdictions inclusive of the City of Houston and Harris County do not incorporate zoning as a land planning tool. Control of land use in the City of Houston is typically achieved through the use of deed restrictions. These are typically development guidelines which limit permitted uses, development density, and building set backs. Deed restrictions are generally imposed by land developers and recorded for individual parcels in the official deed records of Harris County. We were not provided with a complete title policy and assume that the property is absent of any adverse deed restrictions, nor are we aware of any protests and the subject with respect to its use as an office/data center property. Accordingly, it appears as though the site, as improved, is a legally conforming use.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 17

Easements and Encroachments	Although we were not provided a current title report to review, we are not aware of any easements, encumbrances, or restrictions that would adversely affect the use of the site. A title search is recommended to determine whether any adverse conditions exist. We are not aware of any type of development moratorium that would affect the property.

No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.

Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review. We have assumed for the purpose of this analysis that the value of the property is not negatively influenced by environmental factors. As we are not experts within this area, an inspection by properly licensed and or certified environmental consultant is recommended.

Improvements	There are 26 apartment buildings, a free-standing one-story building housing the on-site management/leasing office, two clubhouse buildings utilized as a business center/game room and fitness center, three outdoor in-ground pools, open asphalt paved surface parking areas and internal paved drives. See following section titled Improvement Analysis for additional details.

Conclusions	The site attributes are well suited for the existing development and use.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 18
PLAT MAP

Subject
Subject
LAKESIDE FOREST LANE
WILCREST DRIVE
LAKESIDE COUNTRY CLUB
SEC. 02
LAKESIDE T/H PAR R/P
RIVER VIEW DRIVE

045-138-001-0056
045-138-001-0045
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 19
IMPROVEMENT ANALYSIS

Year Built/Renovated	The subject property was originally constructed in 1975 and 1976 as a garden-style apartment complex. The property was renovated within the recent past. The renovation began in 1996 and was completed in 1998.

Layout & Configuration	The complex consists of a total of 734 apartment units within 77 two and three-story residential buildings. The buildings have exterior access to individual apartments. The buildings are sited along internal drives that are integrated with the parking and landscape areas. The total net rentable area of the property equates to 780,229 square feet, which suggests an average unit size of 1,063 square feet.

Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.
UNIT MIX AND FLOOR AREAS

Type	Mix	Size	Total Area
1 Bedroom / 1 Bath	21	545	11,445
1 Bedroom / 1 Bath	64	724	46,336
1 Bedroom / 1 Bath	32	796	25,472
1 Bedroom / 1 Bath	84	813	68,292
1 Bedroom / 1 Bath	84	891	74,844
1 Bedroom / 1 Bath	60	981	58,860
1 Bedroom / 1 Bath	84	992	83,328
2 Bedroom / 2 Bath	101	1,224	123,624
2 Bedroom / 2.5 Bath TH	28	1,530	42,840
2 Bedroom / 2 Bath	104	1,253	130,312
3 Bedroom / 2 Bath	36	1,400	50,400
3 Bedroom / 2.5 Bath TH	36	1,791	64,476

Totals/Averages	734	1,063	780,229
Source: Client provided rent roll data; compiled by CRA

The property contains 429 one-bedroom apartments, 233 two-bedroom apartments and 72 three-bedroom apartments. As of the date of inspection, on site management indicated a physical occupancy of 92.5%.

Floor Plans	As indicated, the property offers a variety of one, two and three-bedroom floor plans, which is typical of the market. Each floor plan provides a living room off of an entry foyer, a dining room off the kitchen and bedroom(s) with ample access to the bath(s).

EXTERIOR

Structure	The foundations are reinforced concrete slabs, on grade. The building structure is wood.

Exteriors	Hardiplank, cedar siding, and brick veneer accents.

Floors	The floors are constructed of reinforced concrete slabs with carpet, tile or vinyl covering and ceramic at unit entry area. The ceiling height is approximately 8 feet.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 20

Windows	Individual unit windows are single pane glass set in aluminum frames. Entry doors are metal set in metal frames. Select units have patio/balcony which is accessible via glass sliding door.

Roof	The buildings have flat roofs with composition shingle cover. The attic area provides ventilation and is not readily accessible to tenants.

INTERIOR FINISHES

Walls and Ceilings	Textured and painted drywall.

Flooring	Wall-to-wall carpeting throughout except for sheet vinyl in bathrooms, kitchens and ceramic at unit entry areas.

Kitchens	Updated appliance package consisting of a refrigerator/freezer, electric range with oven, microwave oven, dishwasher and garbage disposal. Cabinets are painted wood.

Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Tubs are modular vinyl units.

MECHANICAL SYSTEMS

HVAC	Air and heat is provided by individual split systems with exterior condensers. Tenants are responsible for their own utility charges. The system is similar to competing properties.

Electric Service	Adequate electric service is provided. Each apartment has a separate panel.

Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by an individual electric water heater. Water and sewer charges are billed to tenants separately by the property based on a separate billing system.

Fire Protection	One of the subject’s buildings was destroyed in a fire in January 2009. At the time of inspection, the building was completely rebuilt and all that remained was installation of the electrical system. Due to current building codes, the building was constructed with a fire sprinkler system. The remaining buildings predate current building codes and as such do not contain a sprinkler system. Each building has smoke detectors and pull stations. This is typical for this vintage property in the market.

ANCILLARY AREAS

Storage Spaces	No additional storage lockers are provided.

Loading Facilities	Tenant moving occurs from the parking lot. The internal drives are accessible to moving vans.

Landscaping	Landscaping is adequate and consists of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings.

Parking	The internal drives incorporate the surface parking lots. There appears to be an adequate number of parking spaces provided. The drives and parking lots are asphalt paved.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 21

Amenities	Amenities include perimeter fencing and gated entrance, four pools with surrounding patio/deck areas, a playground, a volleyball court, and six laundry facilities.

FF&E
Personal Property	The subject property has office furnishings and equipment for the staff at the management/leasing office, and various chairs and tables for the pool decks. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.

CONDITION/MAINTENANCE

Exterior	Good condition. Overall maintenance appears adequate.

Roof	Good to average condition. No roof leaks were reported.

Interiors	Good condition. Overall maintenance appears adequate.

Common Area Amenities	Good condition. Overall maintenance appears adequate.

Sidewalks & Paving	Good condition. Overall maintenance appears adequate with patching and repairs to areas of the site.

Landscaping	Good condition. Overall maintenance appears adequate.

Environmental Conditions	No readily observable adverse conditions were noted during the site visit.

ELEMENTS OF DEPRECIATION
Based on our field inspection, we note that some elements of depreciation are present at the subject property.

Physical Deterioration	The Harris County Appraisal District records indicate that the subject improvements were originally constructed in 1975 and 1976. The overall physical condition is good due to adequate maintenance levels and renovation of the property in phases during 1996 and 1999.

Physical deterioration is primarily limited to general aging and normal wear and tear. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 36 years. As a result of the recent renovation, the effective age is estimated to be less than the actual age of the improvements. The effective age is estimated at approximately 25 years suggesting a remaining economic life of 25 years.

Capital Improvements	A review of the subject operating statements and budget indicate that an adequate amount of capital expenditures are spent annually so as to maintain the habitability of the apartments. No extra-ordinary future expenditures were reported or observed to be required.

It is noted that one of the subject’s buildings, containing 24 units, was destroyed in a fire back in January 2009. As of the effective date of value, February 16, 2011 the building was nearing completion of reconstruction. Installation of the electrical system was all that remained. For the purpose
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 22

of this report, we assumed that all 24 units are back online as of the effective date of value. In the Income Capitalization Approach section, market rent and occupancy was applied to the 24 fire-damaged units in the estimation of the subject’s income potential.

Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with traditional garden style apartment complexes. The property operates at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.

External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site-specific external obsolescence was noted. Adjacent properties and nearby uses benefit the subject property. However, external obsolescence attributable to current market conditions may be applicable.

Conclusions	The subject improvements are in good physical condition, have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 23
REAL ESTATE ASSESSMENTS AND TAXES

Assessor’s Identification	The subject property is identified by the Harris County Appraisal District by Tax Parcel Identification Numbers 045-138-001-0056 and 045-138-001-0045.

Overview	Real estate tax assessments are administered by the Harris County Appraisal District and the property is within the following taxing jurisdictions: the Houston Independent School District (001), Harris County (040), Harris County Flood Control (041), Port of Houston Authority (042), Harris County Hospital District (043), Harris County Education Department (044), Houston Community College (048) and the City of Houston (061), which together comprise the composite tax rate.

Real estate taxes in this state and this jurisdiction represent ad valorem taxes, meaning a tax applied in proportion to value. In Harris County, the tax year begins on January 1st and ends December 31st of the same year. Other significant dates include May 31st, the deadline for filing written protests to the Appraisal Review Board, October 31st, the date on which certified tax bills are mailed, and January 31st of the following year, the last day for payment without penalty. The assessed values in Harris County are based upon the current conversion assessment rate of 100% of the Assessor’s market value.

Assessments	The subject’s total 2010 “Certified Value” assessment of $20,870,648 represents a 5.4% decrease from the 2009 certified assessment of $22,000,000. The subject’s assessment is appropriately aligned with the assessments exhibited by similar properties within the vicinity.

To check the reasonableness of the subject’s assessment and related tax expense, we analyze the assessments of three competitive properties, summarized as follows.
COMPARABLE ASSESSMENTS

No.	Property Name	Units	Total Assessed Value	Assessed Value/Unit
2	La Mirage Resort	312	$8,225,000	$26,362
3	City West	510	$16,793,686	$32,929
3	Abbey @ Briar Forest	680	$17,735,248	$26,081
Subject	Lakeside Place	734	$20,870,648	$28,434

Tax assessments for comparable properties range from $26,362 to $32,929 per unit, as compared with the subject at $28,434. On balance, the subject’s assessed value appears reasonable

Property Tax Abatement	The subject property does not participate in any property tax abatement programs.

Tax Rate	The total or composite tax rate for the taxing entities with jurisdiction over the subject property equates to $2.5242 per $100 in value based on the most recent data available. Tax rates have remained relatively stable
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 24

reflecting modest declines over the past several years. This trend, however, is in part related to the general increases experienced on assessed values throughout the county. In light of recent declines in economic and market conditions, rates are expected to begin increasing as assessed values have begun to decline.

Real Estate Tax Projection	The real estate taxes for an individual property may be determined by dividing the assessed value for a property by 100, then multiplying the result by the composite rate, which is $2.5242 per $100 in value based on the most recent data available. The subject’s total 2010 taxes is $526,817.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 25
APARTMENT MARKET ANALYSIS

Introduction	The following apartment market analysis is designed to provide the reader an understanding of the Houston area apartment market and the local submarket within which the subject property competes.

Local Market Overview	Supply and demand indicators for multifamily housing in the Houston area, including inventory levels, absorption, vacancy, and rental rates for all classes of properties are presented below. The data is provided by REIS, Inc., a recognized source.

The follow table summarizes Houston’s history trend and forecast.
HOUSTON ANNUAL HISTORY: 2001 — 2010

	Rentable	Rentable	Vacancy	Net Absorption	Rent Index	Rent
Year	Inventory (units)	Completions (Units)	Rate (%)	(units)	($/unit)	Inflation (%)

2001	419,482	7,834	4.6	9,455	629	3.0
2002	424,057	4,575	7.0	-6,216	636	1.1
2003	431,846	8,122	9.5	-3,385	630	-0.9
2004	443,745	12,674	10.6	5,993	637	1.0
2005	449,955	7,865	6.2	25,285	644	1.1
2006	454,535	5,328	7.1	141	662	2.9
2007	462,321	8,296	8.9	-807	685	3.4
2008	475,882	14,225	10.1	6,221	715	4.4
2009	489,738	13,957	12.3	1,652	709	-0.9
2010	497,013	7,531	10.7	14,498	728	2.7

The Houston multifamily market contains an overall inventory of about 497,013 units. Overall inventory has increased at a 1.9% annual compound rate since 2001.

The market has generally strengthened over the past year. The overall vacancy rate is estimated to be 10.7% as of the current time, which represents a modest increase from a low mark of 4.6% reported in 2001. Absorption turned negative in 2007 as the effects of the national economic slowdown were felt. Since that time positive absorption has averaged 7,457 units per year.

The effective rental rate is $728 per unit, which represents an increase from a low mark of $629 per unit in 2001. Rental rates have increased an average of 1.7% per year since that time.

Submarket Analysis	The subject is a Class B/C property located in the Briar Forest/Ashford multifamily submarket. Key supply and demand indicators for all classes of properties in this submarket are displayed in the table below, followed by a separate table showing Class B/C properties only.

Supply Analysis	The Briar Forest/Ashford submarket contains an overall inventory of 44,150 units, of which 20,165 units or 46% are Class B/C units. Approximately 5,095 units have been added to the overall submarket inventory over the past 9 years, of which 168 units are Class B/C. The overall submarket is growing at an average rate of 1.4% per year while the Class B/C inventory is growing at an average rate of 0.1% per year.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 26

Vacancy Rate Trends	Overall submarket vacancy (all classes of properties combined) is estimated at 9.2% as of 2010, which represents a substantial increase from a low mark of 3.8% in 2001. Class B/C vacancy is higher at 10.9% and also has been moving upward since its low point of 3.6% in 2001.

Rental Rate Trends	The average effective rent for the overall submarket is $755 per unit, which represents an increase from the low mark of $686 per unit in 2001. Effective rents have increased an average of 1.1% per year since that time.

The Class B/C asking rental rate is lower at $668 per unit and also] has been moving upward since its low point of $605 per unit in 2001. Class B/Casking rents have increased an average of 1.16% per year since that time. REIS does not report effective rents for Class B/C properties; therefore, asking rents are used in this analysis.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 27
MARKET RENT ANALYSIS

Subject Property Leasing	A February 2011 Rent Roll was provided for the subject. The asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid.
SUBJECT CURRENT ASKING RENT SUMMARY

Type	Mix	Size (SF)	Total Area	Average Rent	Rent/SF	Total Rent
1 Bedroom / 1 Bath	21	545	11,445	$602	$1.10	$12,642
1 Bedroom / 1 Bath	64	724	46,336	$550	$0.76	$35,200
1 Bedroom / 1 Bath	32	796	25,472	$660	$0.83	$21,120
1 Bedroom / 1 Bath	84	813	68,292	$562	$0.69	$47,208
1 Bedroom / 1 Bath	84	891	74,844	$645	$0.72	$54,180
1 Bedroom / 1 Bath	60	981	58,860	$776	$0.79	$46,560
1 Bedroom / 1 Bath	84	992	83,328	$750	$0.76	$63,000
2 Bedroom / 2 Bath	101	1,224	123,624	$615	$0.50	$62,115
2 Bedroom / 2.5 Bath TH	28	1,530	42,840	$930	$0.61	$26,040
2 Bedroom / 2 Bath	104	1,253	130,312	$851	$0.68	$88,504
3 Bedroom / 2 Bath	36	1,400	50,400	$989	$0.71	$35,604
3 Bedroom / 2.5 Bath TH	36	1,791	64,476	$1,123	$0.63	$40,428

Total	734	1,063	780,229	$726	$0.68	$532,601

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area. Due to the large size of the submarket, we included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the immediate area.

The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 28
COMPARABLE RENTAL MAP
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 29

SUBJECT PROPERTY	Lakeside Place
201 Wilcrest Drive
Houston, Texas

Units	734

Year Built / Renovated	1975 and 1976 and renovated in renovated in phases during 1996 and 1999

Occupancy	92.5%

Amenities	Amenities include perimeter fencing and gated entrance, four pools with surrounding patio/deck areas, a playground, a volleyball court, and six laundry facilities.

Concessions	None.
RENTAL DATA

Type	Mix	Size (SF)	Total Area	Average Rent	Rent/SF	Total Rent

1 Bedroom / 1 Bath	21	545	11,445	$602	$1.10	$12,642
1 Bedroom / 1 Bath	64	724	46,336	$550	$0.76	$35,200
1 Bedroom / 1 Bath	32	796	25,472	$660	$0.83	$21,120
1 Bedroom / 1 Bath	84	813	68,292	$562	$0.69	$47,208
1 Bedroom / 1 Bath	84	891	74,844	$645	$0.72	$54,180
1 Bedroom / 1 Bath	60	981	58,860	$776	$0.79	$46,560
1 Bedroom / 1 Bath	84	992	83,328	$750	$0.76	$63,000
2 Bedroom / 2 Bath	101	1,224	123,624	$615	$0.50	$62,115
2 Bedroom / 2.5 Bath TH	28	1,530	42,840	$930	$0.61	$26,040
2 Bedroom / 2 Bath	104	1,253	130,312	$851	$0.68	$88,504
3 Bedroom / 2 Bath	36	1,400	50,400	$989	$0.71	$35,604
3 Bedroom / 2.5 Bath TH	36	1,791	64,476	$1,123	$0.63	$40,428

Total	734	1,063	780,229	$726	$0.68	$532,601
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 30

COMPARABLE RENTAL 1	Camden Holly Springs
680 West Sam Houston Parkway South
Houston, TX 77042

Units	548

Year Built / Renovated	1998/2006

Occupancy	92%

Amenities	Electric kitchen appliances, washer/dryer, walk-in closets, patio/balcony, outside storage, fireplace, and ceiling fans and garden tubs. Complex amenities include common laundry facilities, four outdoor pools with surrounding patio/deck area, fitness center, basketball court, access gates, volleyball court, business center, and clubhouse.

Concessions	None
RENTAL DATA

Type	Mix	Size (SF)	Total Size	Rent/Month	Rent/SF	Total Rent

1 Bedroom/1 Bath	60	635	38,100	$746	$1.17	$44,760
1 Bedroom/1 Bath	60	660	39,600	$784	$1.19	$47,040
1 Bedroom/1 Bath	114	811	92,454	$798	$0.98	$90,972
1 Bedroom/1 Bath	108	941	101,628	$860	$0.91	$92,880
2 Bedroom/1 Bath	48	1,024	49,152	$874	$0.85	$41,952
2 Bedroom/2 Bath	72	1,095	78,840	$993	$0.91	$71,496
2 Bedroom/2 Bath	24	1,130	27,120	$1,000	$0.88	$24,000
2 Bedroom/1 Bath	42	1,380	57,960	$1,100	$0.80	$46,200
3 Bedroom/2 Bath	20	1,356	27,120	$1,250	$0.92	$25,000

Total/Avg.	548	934	511,974	$884	$0.95	$484,300

Comments	Property is located approximately 1.2 miles southeast of the subject.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 31

COMPARABLE RENTAL 2	La Mirage Resort Apartments
10925 Briar Forest Drive
Houston, TX 77042

Units	312

Year Built / Renovated	1977/1991

Occupancy	92%

Amenities	Washer/dryer, electric kitchen appliances, ceiling fans, walk-in closets, fireplace, extra storage, patio/balcony, and mini-blinds. Complex amenities include clubhouse, fitness center, access gates, three laundry facilities, and three pools with patio/deck area.

Concessions	None
RENTAL DATA

Type	Mix	Size (SF)	Total Size	Rent/Month	Rent/SF	Total Rent

1 Bedroom/1 Bath	80	572	45,760	$555	$0.97	$44,400
1 Bedroom/1 Bath	64	625	40,000	$570	$0.91	$36,480
1 Bedroom/1 Bath	20	758	15,160	$645	$0.85	$12,900
1 Bedroom/1 Bath	24	798	19,152	$700	$0.88	$16,800
2 Bedroom/2 Bath	32	838	26,816	$720	$0.86	$23,040
2 Bedroom/2 Bath	24	875	21,000	$735	$0.84	$17,640
2 Bedroom/2 Bath	24	1,009	24,216	$785	$0.78	$18,840
2 Bedroom/2 Bath	20	1,046	20,920	$795	$0.76	$15,900
3 Bedroom/2 Bath	12	1,236	14,832	$920	$0.74	$11,040
3 Bedroom/2 Bath	12	1,263	15,156	$930	$0.74	$11,160

Total/Avg.	312	779	243,012	$667	$0.86	$208,200

Comments	Property is located 1.5 miles southeast of the subject.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 32

COMPARABLE RENTAL 3	The Abbey @ Briar Forest
11655 Briar Forest Drive
Houston, Texas 77042

Units	680

Year Built	1978/2006

Occupancy	93%

Amenities	Electric kitchen appliances, walk-in closets, patio/balcony select models, ceiling fans, garden tubs and mini-blinds. Complex amenities include common laundry facilities, three outdoor pools with patio/deck area, seven laundry facilities, fitness center, business center, and access gates

Concessions	$100 off 1st two months 1 Brs, $200 off 1st two months 2 BRs, and $300 off f1st two months 3 BRs.
RENTAL DATA

Type	Mix	Size (SF)	Total Size	Rent/Month	Rent/SF	Total Rent

1 Bedroom/1 Bath	32	604	19,328	$505	$0.84	$16,160
2 Bedroom/2 Bath	60	732	43,920	$525	$0.72	$31,500
2 Bedroom/2 Bath	22	813	17,886	$600	$0.74	$13,200
2 Bedroom/2 Bath	118	875	103,250	$625	$0.71	$73,750
2 Bedroom/2 Bath	156	924	144,144	$675	$0.73	$105,300
2 Bedroom/2 Bath	68	924	62,832	$675	$0.73	$45,900
3 Bedroom/2 Bath	96	1,060	101,760	$899	$0.85	$86,304
3 Bedroom/2 Bath	128	1,227	157,056	$905	$0.74	$115,840

Total/Avg.	680	956	650,176	$718	$0.75	$487,954

Comments	Property is located 1.4 miles southwest of the subject property.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 33

COMPARABLE RENTAL 4	City West
2828 Hayes Street
Houston, TX 77082

Units	596

Year Built / Renovated	1987 /2008

Occupancy	90%

Amenities	Washer/dryer connections, electric kitchen appliances, pantry, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, fitness center, business center, basketball, racquetball and tennis courts, pool and Jacuzzi.

Concessions	1 or 2 months free rent prorated over 12-month lease.
RENTAL DATA

Type	Mix	Size (SF)	Total Size	Rent/Month	Rent/SF	Total Rent

1 Bedroom/1 Bath	48	675	32,400	$650	$0.96	$31,200
1 Bedroom/1 Bath	132	770	101,640	$699	$0.91	$92,268
1 Bedroom/1 Bath	85	835	70,975	$750	$0.90	$63,750
1 Bedroom/1 Bath	95	1,004	95,380	$850	$0.85	$80,750
2 Bedroom/2 Bath	60	1,073	64,380	$959	$0.89	$57,540
2 Bedroom/2 Bath	54	1,208	65,232	$1,099	$0.91	$59,346
2 Bedroom/2 Bath	10	1,228	12,280	$1,234	$1.00	$12,340
2 Bedroom/2 Bath	26	1,454	37,804	$1,375	$0.95	$35,750

Total/Avg.	510	941	480,091	$849	$0.90	$432,944

Comments	Property is located approximately two miles south of the subject.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 34

ANALYSIS	The comparable rental properties are all in the general vicinity of the subject property. The selected comparable properties were built between 1977 and 1998. The rental rates illustrated by the comparable properties provide an indication as to the appropriate market rent for the subject property.

One Bedroom Units	The subject property offers seven (7) one bedroom floor plans that range in size from 545 to 992 square feet. The quoted average rental rate for these floor plans range from $550 to $776 per month, or $0.69 to $1.10 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.
ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	545	$602	$1.10	Subject
	724	$550	$0.76	Subject
	796	$660	$0.83	Subject
	813	$562	$0.69	Subject
	891	$645	$0.72	Subject
	981	$776	$0.79	Subject
	992	$750	$0.76	Subject

Camden Holly Springs	635	$746	$1.17	Superior
	660	$784	$1.19	Superior
	811	$798	$0.98	Superior
	941	$860	$0.91	Superior
La Mirage Resort	572	$555	$0.97	Inferior
	625	$570	$0.91	Inferior
	758	$645	$0.85	Similar
	798	$700	$0.88	Superior
The Abbey	604	$505	$0.84	Inferior
City West	675	$650	$0.96	Superior
	770	$699	$0.91	Superior
	835	$750	$0.90	Superior
	1,004	$850	$0.85	Superior

Subject Range	545-992	$550 - $776	$0.69 - $1.10
Comparable Range	572 - 1,004	$505 - $860	$0.84 - $1.19

The rents for comparable one bedroom floor plans range from $505 to $860 per unit per month or $0.84 to $1.19 per square foot. Camden Holly Springs and City West are classified as Class “A” properties in the local market. Due to their classification and recently built status they each command higher rents. On the whole, the Abbey at Briar Forest is inferior to the subject. Review of market data indicates that the subject’s quoted rent structure is within the market range of rents and is market-oriented.

Two-Bedroom Units	The subject offers six (6) two-bedroom floor plans that range in size from 984 to 1,800 square feet. The average rents for these units range from $611 to $777 per unit per month or $0.43 to $0.62 per square foot. The comparable two-bedroom units range in size from 680 to 1,200 square feet and have monthly asking rents ranging from $525 to $980 or $0.51 to $0.87 per square foot.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 35
TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,224	$615	$0.50	Subject
	1,530	$930	$0.61	Subject
	1,253	$851	$0.68	Subject
Camden Holly Springs	1,024	$874	$0.85	Superior
	1,095	$993	$0.91	Superior
	1,130	$1,000	$0.88	Superior
	1,380	$1,100	$0.80	Superior
La Mirage Resort	838	$720	$0.86	Inferior
	875	$735	$0.84	Inferior
	1,009	$785	$0.78	Inferior
	1,046	$795	$0.76	Inferior
The Abbey	732	$525	$0.72	Inferior
	813	$600	$0.74	Inferior
	875	$625	$0.71	Inferior
	924	$675	$0.73	Inferior
	924	$675	$0.73	Inferior
City West	1,073	$959	$0.89	Superior
	1,208	$1,099	$0.91	Superior
	1,228	$1,234	$1.00	Superior
	1,454	$1,375	$0.95	Superior

Subject Range	1,224 - 1,530	$615 - $930	$0.50 - $0.68
Comparable Range	732 - 1,454	$525 - $1,375	$0.71 - $1.00

As indicated, the subject’s quoted rent structure is appropriately aligned within the range of rents commanded by comparable product in the market. Again, Camden Holly Springs and City West skew the range as they are newer properties and are Class “A” properties. After adjusting for variances in unit size and physical attributes, the subject’s quoted rent structure is deemed market oriented and processed for valuation purposes.

Three Bedroom Units	The subject property offers two (2) three bedroom floor plans that range in size from 1,400 to 1,791 square feet. The quoted average rental rate for these floor plans range from $989 to $1,123 per month, or $0.63 to $0.71 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.
THREE -BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,400	$989	$0.71	Subject
	1,791	$1,123	$0.63	Subject

Camden Holly Springs	1,356	$1,250	$0.92	Superior
La Mirage Resort	1,236	$920	$0.74	Inferior
	1,263	$930	$0.74	Inferior
The Abbey	1,060	$899	$0.85	Inferior
	1,227	$905	$0.74	Inferior

Subject Range	1,400 - 1,791	$989 - $1,123	$0.63 - $0.71
Comparable Range	1,060 - 1,356	$905 - $1,250	$0.71 - $1.00

The rents for comparable three bedroom floor plans range from $905 to $1,250 per month or $0.71 to $1.00 per square foot. Camden Holly Springs is newer than the subject property. As a result, this property commands higher rents. La Mirage Resort and The Abbey are generally inferior to the subjet with regards to unit size. Review of market data and accounting for the variance in size between the subject and

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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 36

comparable three bedroom units indicates that the subject’s quoted rent structure is market oriented

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size (SF)	Total Area	Average Rent	Rent/SF	Total Rent

1 Bedroom / 1 Bath	21	545	11,445	$602	$1.10	$12,642
1 Bedroom / 1 Bath	64	724	46,336	$550	$0.76	$35,200
1 Bedroom / 1 Bath	32	796	25,472	$660	$0.83	$21,120
1 Bedroom / 1 Bath	84	813	68,292	$562	$0.69	$47,208
1 Bedroom / 1 Bath	84	891	74,844	$645	$0.72	$54,180
1 Bedroom / 1 Bath	60	981	58,860	$776	$0.79	$46,560
1 Bedroom / 1 Bath	84	992	83,328	$750	$0.76	$63,000
2 Bedroom / 2 Bath	101	1,224	123,624	$615	$0.50	$62,115
2 Bedroom / 2.5 Bath TH	28	1,530	42,840	$930	$0.61	$26,040
2 Bedroom / 2 Bath	104	1,253	130,312	$851	$0.68	$88,504
3 Bedroom / 2 Bath	36	1,400	50,400	$989	$0.71	$35,604
3 Bedroom / 2.5 Bath TH	36	1,791	64,476	$1,123	$0.63	$40,428

Total	734	1,063	780,229	$726	$0.68	$532,601

As previously discussed, one of the subject’s buildings, containing 24 units, was destroyed in a fire. At the time of inspection, the building was rebuilt and all that remained was completion of the electrical system. In our analysis, we applied market rent to the 24 units and included them in the calculation of the subject’s economic rent potential.

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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 37

HIGHEST AND BEST USE

Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS VACANT

Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The subject site’s size and shape would allow for most uses. Surrounding land uses include a country club to the west, vacant land to the north, single-family residential to the east and single-family residential to the south. All utilities are available or currently service the site. The physical characteristics of the site should reasonably accommodate any use that is not restricted by the size, configuration or location of the property

Legally Permissible	The subject is not zoned as local jurisdictions inclusive of the City of Houston and Harris County do not incorporate zoning as a land planning tool. Control of land use in the City of Houston is typically achieved through the use of deed restrictions. These are typically development guidelines which limit permitted uses, development density, and building set backs. Deed restrictions are generally imposed by land developers and recorded for individual parcels in the official deed records of Harris County. We were not provided with a complete title policy and assume that the property is absent of any adverse deed restrictions, nor are we aware of any protests of the subject with respect to its use as a multifamily property. Given prevailing land use patterns in the area, only multifamily use is given further consideration in determining highest and best use of the site, as though vacant.

Financially Feasible	In light of current economic conditions, all types of properties have realized decreasing occupancy and rent levels over the past couple of years and only recently have begun to show signs of recovery. The existing supply of commercial properties and apartment units in the area
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 38

appears to be sufficient to satisfy the existing level of demand. Given current market conditions, the financial feasibility for large-scale development is questionable at this time. Even if financial feasibility were pronounced, it would be difficult to obtain construction financing and capital at the current time.

Maximally Productive	Given the above discussion, a holding period of the site as vacant is indicated until market conditions improve to the point financial feasibility is evident. The maximally productive use of the site is future development of a multifamily project to the maximum allowed density.

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for residential development consistent with surrounding land uses when economic conditions improve to a level that permits development.

HIGHEST AND BEST USE AS IMPROVED

Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is currently improved with a garden-style apartment complex. The complex was built in 1975 and 1976 and is 92.5% occupied. The improvements are functional, and have been adequately maintained with on-going repairs and/or renovations programs occurring when needed.

Legally Permissible	The subject property represents an allowed and conforming use of the site.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and market occupancy. Accordingly, the subject improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land. There is no alternative use that would currently justify the removal or alteration of the existing improvements.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued multifamily residential use.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 39

VALUATION PROCESS

Introduction	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

COST APPROACH	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit — the reward for undertaking the risk of construction — remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

INCOME APPROACH	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

SALES COMPARISON	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 40

approach represents the probable price at which the subject property would be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. The volume of sales activity has recently accelerated in response to recent improvement realized in economic conditions. Our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

RECONCILIATION	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 41

INCOME CAPITALIZATION APPROACH

VALUATION	We have employed the Direct Capitalization method to estimate a value for the subject property. Direct Capitalization is defined as “a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:
1.	Calculate potential gross income from all sources that a competent owner could legally generate.

2.	Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3.	Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4.	Develop an appropriate overall capitalization rate to apply to the net operating income.

5.	Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS
Potential Gross Income	The potential gross income from apartment unit rentals is calculated at $532,601 per month or $6,391,212 for the appraised year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts partially for concessions that are offered in the form of reduced rent.

The operating statements under review indicate an historical loss (gain) to lease ranging from of a loss of approximately 0.7% in 2008 to 0.4% in 2010 of the gross rent potential. Review of the current rent roll indicates that current rents in place are slightly below the market rents estimated above. As existing leases roll they are assumed to renew at market rent levels and become more in line with the market rent structure. This is evidenced in the submitted 12 month operating statement trend detail that illustrates a monthly decrease in the gain to lease allowance as existing leases expire. In consideration of the preceding explanation, no allowance to loss to lease is factored into the valuation pro forma.

Concessions	Although concessions within the subject’s influencing area are available, the concessions are generally focused on specific units for limited periods of time. Some of the properties surveyed as rent comparables offer some form of rent concession.
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Lakeside Place Apartments	March 15, 2011
Houston, Texas	Page 42

Concessions amounted to 2.6% of the gross rent potential in 2008, 2.4% in 2009 and increased to 3.1% in 2010 as economic and apartment market conditions began to soften. The 2011 budget concession allowance equates to 1.6% of the gross rent potential. Based on the most recent indicators, a concession allowance of 2.0% of the gross rent potential is processed

Vacancy/Credit Loss	The subject has been able to maintain its fair share of market occupancy however market fundamentals have weakened over the past couple of years and are only recently showing signs of improvement The subject was 92.5% occupied on the date of inspection. The property is very competitive in the market and competes effectively with newer product in the influencing area.

The subject’s current vacancy of 7.5% is less than the Briar Forest/Ashford submarket vacancy rate of 9.0% and below the Houston MSA’s vacancy of about 11%. The subject’s current 92.5% level of occupancy is consistent with the range of occupancy levels reported by competitors in the immediate area. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.
OVERVIEW OF COMPETITIVE OCCUPANCY LEVELS

Name	YOC	Total Units	Occupancy

Camden Holly Springs	1985	548	92%
La Mirage Resort	1983	312	92%
The Abbey	1982	680	93%
City West	1982	510	90%

Totals/Average	1983	513	92%

From 2008 through 2010 the combined vacancy/collection loss allowance at the subject property ranged from about 7.0% to 7.5%. Over the past few months, the average vacancy has fallen to about 6.0%.

Based on the current occupancy at the subject and occupancy levels illustrated by competing properties in the influencing area, a vacancy allowance of 6.0% is estimated. In addition, a collection loss factor of 1.0% is estimated. A combined vacancy and collection loss factor of 7.0% is forecasted in the valuation pro forma.

Utility Reimbursements	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including gas, water, sewer and trash collection. Utility income has ranged from $353 to $412 per unit between 2008 and 2010. The 2011 budget has utility reimbursement forecasted at $405 per unit. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $286,260 or $390 per unit.
Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have ranged from $550 to $671 per unit or 6.4% to 7.8% of the gross potential
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Houston, Texas	Page 43

income over the past few years. Other income is budgeted at $768 per unit for 2011 or 8.8% of gross potential income. Other income is projected at $700 per unit or 8.0% of potential gross income for the appraised fiscal year based on historical collections and the 2011 budget.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for Year End 2008 through Year End 2010 as well as for the 2011 budget. Expenses for similar apartment properties in the Houston area were also reviewed and considered. The subject’s operating statements under review have been reconstructed and summarized in the following chart.
RECONSTRUCTED OPERATING STATEMENTS — LAKESIDE PLACE

	2008		2009		2010		2011 Budget
	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Annualized	Per Unit

INCOME	—	—	—	—	—	—	—	—
Gross Rent Potential (Market Rent)	$6,291,850	$8,572	$6,389,578	$8,705	$6,286,283	$8,564	$6,388,277	$8,703
Loss to Lease	$(45,821)	$(62)	$(21,321)	$(29)	$(26,772)	$(36)	$0	$0
Concessions	$(163,960)	$(223)	$(156,106)	$(213)	$(197,044)	$(268)	$(109,794)	$(150)
Vacancy/Credit/Non-revenue Units	$(451,717)	$(615)	$(466,388)	$(635)	$(454,541)	$(619)	$(363,798)	$(496)

Net Rental Income (NRI)	$5,630,352	$7,671	$5,745,763	$7,828	$5,607,926	$7,640	$5,914,685	$8,058
Utility Reimbursement	$302,100	$412	$259,016	$353	$267,890	$365	$297,312	$405
Other Income	$403,742	$550	$481,432	$656	$492,683	$671	$563,561	$768

Total Property Income (EGI)	$6,336,194	$8,632	$6,486,211	$8,837	$6,368,499	$8,676	$6,775,558	$9,231

EXPENSES
Payroll	$682,512	$930	$751,891	$1,024	$692,115	$943	$778,054	$1,060
Utilities	$579,742	$790	$507,237	$691	$503,649	$686	$494,192	$673
Maintenance & Repairs	$512,712	$699	$488,083	$665	$501,003	$683	$458,575	$625
Marketing	$158,690	$216	$125,755	$171	$127,897	$174	$114,318	$156
Administration/Office	$157,181	$214	$159,064	$217	$206,664	$282	$186,936	$255
Real Estate Taxes	$620,001	$845	$596,904	$813	$595,775	$812	$607,731	$828
Insurance	$373,534	$509	$413,009	$563	$726,072	$989	$770,457	$1,050
Management Fee	$314,016	$428	$321,262	$438	$313,344	$427	$339,278	$462
Reserves	$0	$0	$0	$0	$0	$0	$0	$0

TOTAL EXPENSES	$3,398,388	$4,630	$3,363,205	$4,582	$3,666,519	$4,995	$3,749,541	$5,108

NET OPERATING INCOME	$2,937,806		$3,123,006	$4,255	$2,701,980	$3,681	$3,026,017	$4,123

Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense at the subject property has ranged from $930 to $1,024 per unit over the past few years. Payroll is budgeted at $1,060 per unit in 2011. Based on the subject’s historical expenditures and market data, a salary and benefits expense of $734,000, or $1,000 per unit, is forecast for the appraised fiscal year.

Utilities	This expense line item includes charges for common area and vacant unit electricity, gas, water/sewer and trash collection. Utility charges or tenant reimbursements were accounted for in the revenue analysis. The utility expenses at the subject property have ranged from $686 to $790 per unit
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Houston, Texas	Page 44

between 2008 and 2010. Management has budgeted utilities at $673 per unit for 2011. An amount of $690 per unit is projected and equates to $506,460 for the appraised fiscal year.

Repairs & Maintenance	This expense line item includes charges for general maintenance and repairs, alarm monitoring and protection services, landscaping and make-ready/turnover. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru. The average expense level appears reasonable based on historical figures.

The maintenance and repair expense at the subject property has ranged from $665 to $699 per unit over the past few years and is budgeted at $625 per unit for 2011. The repair/maintenance expense is estimated at $477,100, or $650 per unit. We include a separate Reserves category in the projection.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing charges at the subject property range from $171 to $216 per unit. Marketing is budgeted at $156 per unit for 2011. Based on historical expenditures, marketing expenses are projected at $175 per unit, or $128,450.

Administration/Office	This category includes administrative charges and costs associated with running the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. The administrative expenses at the subject property have ranged from $214 to $282 per unit. Management has projected administration at $255 per unit for 2011. An amount of $260 per unit, or $190,840 is processed for the appraised fiscal year.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $526,817. The subject was recently assessed and the 2010 assessed value was 5.4% lower than the 2009 assessed value.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The historical insurance expenses at the subject property range from $509 to $989 per unit. Management budgeted insurance at $1,050 per unit for 2011. The 2010 and 2011 budgeted amounts are well in excess of industry standard insurance expenses that typically fall below $500 per unit. Based on the historical amounts tempered against industry standards, Insurance expenses are projected at $600 per unit or $440,400.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0% and 5.0% of collections. In consideration of the market standards and competitive nature of third-party management contracts at this time, we have processed a market-oriented management fee of 3.0% of the effective gross income.
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Houston, Texas	Page 45

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $350 per unit. In order to remain competitive, a reserve allowance of $250 per unit is forecast. This amounts to $183,500.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $3,386,049, or $4,613 per unit. The indicated operating expense ratio is 51.2% when including reserves and 48.4% without reserves. These expenses are reasonable based on similar properties in the region as reported by the IREM expense survey, our review of actual operating statistics for similar properties in the metro Houston area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
VALUATION PRO FORMA

	Total	Per Unit	Percent

INCOME			% of GPI

Gross Rent Potential (Market Rent)	$6,391,212	$8,707	100.00%
Loss to Lease	$0	$0	0.0%
Concessions	$(127,824.24)	$(174)	-2.0%
Vacancy/Credit/Non-revenue Units	$(447,384.84)	$(610)	-7.0%

Net Rental Income (NRI)	$5,816,003	$7,924	91.0%
Utility Reimbursement	$286,260	$390	4.5%
Other Income	$513,800	$700	8.0%

Total Property Income (EGI)	$6,616,063	$9,014	103.5%

EXPENSES			% of EGI

Payroll	$734,000	$1,000	11.1%
Utilities	$506,460	$690	7.7%
Maintenance & Repairs	$477,100	$650	7.2%
Marketing	$128,450	$175	1.9%
Administration/Office	$190,840	$260	2.9%
Real Estate Taxes	$526,817	$718	8.0%
Insurance	$440,400	$600	6.7%
Management Fee	$198,482	$270	3.0%
Reserves	$183,500	$250	2.8%

TOTAL EXPENSES	$3,386,049	$4,613	51.2%

NET OPERATING INCOME	$3,230,014	$4,401	48.8%
CAPITALIZATION RATE ANALYSIS

Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	Recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of
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Houston, Texas	Page 46

7.3% to 8.1% with an average and median of 7.8% and 7.9%, respectively. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

		Villas by the	Westchase
Property		Bay(formerly Seatree	Forest
Name	Legacy Park	Apartments)	Apartments	West Oaks

Date of Sale	2/4/2010	4/26/2010	10/21/2009	6/30/2009
Year Built	1994	1984	1999	1982
Cap Rate	7.3%	7.9%	8.0%	8.1%

The sale properties are all garden-style apartments like the subject property and situated in similar alternative locations in the metropolitan Houston area. The sale properties were built between 1984 and 1999. The subject property was constructed in phases in 1975 and 1976.

Capitalization rates in the local and national markets have trended downward over the past few quarters. Based on the indicators exhibited by the most recent transactions, a rate in the range of approximately 7.25% to 7.75% would be considered reasonable for the subject property.

Investor Surveys	According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 4th Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

	5.50% – 14.00%	Range
Internal Rate of Return	8.91%	Average
	4.25% – 10.00%	Range
Overall Capitalization Rate	6.51%	Average

	5.00% – 9.75%	Range
Terminal Capitalization Rate	7.03%	Average
Source: Korpacz Real Estate Investor Survey, 4th Quarter 2010

As indicated below, overall rates began to increase beginning Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. The first and second quarters of 2010 saw a moderate decline in overall capitalizations rates with more pronounced declines in the third and fourth quarters. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008, stabilize in late 2009/early 2010 and improve thereafter. The recent upturn in apartment market fundamentals and investor confidence has resulted in a growing number of transactions and reduction in overall capitalization rates within the past few quarters.
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OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change

4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8
Source: Korpacz Real Estate Investor Survey

In addition to the above data, the Capital Markets Cap Rate Survey, published by CB Richard Ellis in August 2010 was reviewed by the appraisers. Said publication provides the following information on capitalization rates for the Orlando apartment market.

HOUSTON APARTMENT MARKET SURVEY

Asset Class	Cap Rate Range	Trend*

Class A	5.50% to 6.50%	Downward
Class B	6.50% to 7.50%	Downward
Class C	8.00% to 10.00%	Downward
Source: Capital Market Cap Rate Survey, CBRE, August 2010

*	Compared to 2nd half 2009

According to the above survey data, capitalization rates for Class B assets similar to the subject property are reported to be in the range of 6.50% to 7.50%. This range is lower than the rates illustrated by recent sales in the local market.

Conclusion of OAR	The subject is a good quality apartment complex situated in an established residential neighborhood with good access. The property is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that reflect market parameters and an amenity package that is typical of the properties in the competitive market. The subject was 92.5% occupied as of February 16, 2011 according to the submitted rent roll.

An OAR ranging from approximately 7.25% to 7.75% was suggested from a review of actual sales data. The Korpacz investor surveys indicate that the average rate for garden apartments in the national market is approximately 7.7% and the CBRE investor survey reports capitalization rates for Class B apartment assets in Houston range from 6.50% to 7.50%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market and indicators exhibited by the survey data, a capitalization rate aligned with the low end of the range of 7.25% to 7.75% is concluded. A rate of 7.25% is utilized.
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VALUE BY DIRECT CAPITALIZATION

Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion. The net operating income is estimated at $3,230,014 for the appraised fiscal year.

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus market value is calculated as follows:

Net Operating Income		OAR		Indicated Value
$3,230,014	÷	7.25%	=	$44,551,917
Rounded				$44,600,000

Conclusion	The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of February 16, 2011, is rounded to:
FORTY-FOUR MILLION SIX HUNDRED THOUSAND DOLLARS
($44,600,000)
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SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:

1. Research the market for recent sales transactions, listings, and offers to purchase or sell properties similar to the subject property.

2. Select a relevant unit of comparison and develop a comparative analysis.

3. Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4. Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES	To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $37,636 to $58,000 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.
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PRESENTATION OF COMPARABLE SALES DATA

	1	2	3	4
Name	Legacy Park	Villas by the Bay (formerly Seatree Apartments)	Westchase Forest Apartments	West Oaks
Location	10801 Legacy Park Drive	2800 NASA Road One	11355 Richmond Avenue	2400 Briarwest Boulevard
	Houston, TX 77064	Seabrook, TX 77058	Houston, TX 77082	Houston, TX 77007
Grantor	The Realty Associates Fund VII, LP	Seatree I, LP	Drever Real Estate Opportuity Funds, LLC	Camden Property Trust
Grantee	10801 Legacy Park	NASA Road Apartments, LLC	Houston Westchase Forest Investors, LLC	Morgan Acquisitions, LLC
Sales Price	$16,000,000	$8,280,000	$23,200,000	$28,650,000
Sale Date	2/4/2010	4/6/2010	10/21/2009	6/30/2009
Year Built	1994	1984	1999	1982
No. of Units	304	220	400	671
Net Rentable Area (SF)	254,252	164,694	316,428	487,036
Avg. Unit Size (SF)	836	749	791	726
Occupancy	91%	82%	93%	95%
Price/SF	$62.93	$50.28	$73.32	$58.83
Price/Unit	$52,632	$37,636	$58,000	$42,697
Net Income	$1,160,000	$649,905	$1,856,000	$2,317,740
NOI/SF	$4.56	$3.95	$5.87	$4.76
NOI/Unit	$3,815.79	$2,954	$4,640	$3,454
Cap Rate (OAR)	7.30%	7.85%	8.00%	8.09%
EGIM	6.25	5.13	5.72	5.94
Expense Ratio (OER)	55%	60%	54%	52%
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COMPARABLE SALES MAP
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ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E.

Expenditures Made Immediately After Sale	Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. None of the sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between June 2009 and February 2010.

Market conditions began to deteriorate in approximately early- to mid-year 2008 in response to weakness that was becoming pronounced in the regional and national economies. In response to weakness in the overall economy, economic vacancy levels at area apartments increased and the operating performance of many properties deteriorated. Capital became difficult to access, underwriting became much more conservative and investor sales activity diminished greatly which resulted in higher capitalization rates and lower values.

Beginning at approximately mid to late 2009, investor interest and investment sales activity in apartments began to increase and this trend accelerated in 2010. Also, within the last few months economic vacancy levels began to firm and the operating performance of area apartments began to improve. In response to these improvements in market fundamentals, capitalization rates began to contract and overall property values trend upward.

To account for the improvement in market fundamentals that began approximately 12 months ago and continues to occur, the most dated transactions are adjusted upward for changes in market conditions (time).
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Location	Sales #1 and #2’s location is inferior to the subject and an upward adjustment for this factor is applied.

Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. All of the comparable properties are garden-style apartment complexes like the subject and are considered to be Class “B” apartments with the exception of Sales #1 and #3 which are considered Class “A” apartments. Appropriated adjustments were made to each of the sale properties to account for their respective age and overall condition at the time of sale in comparison to the subject property.

Average Unit Size	The subject has an average unit size of 1,063 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.

Amenities	Each comparable has similar unit amenities and as such no adjustment is required.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. With the exception of Sale #2, all of the sales were operating at stabilized occupancy and market rates. Sale #2 is adjusted upward slightly to account for its lower occupancy level at the time of sale.

Summary of Adjustments	The preceding adjustments are summarized in the chart on the following chart.
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SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4
		Villas by the Bay (formerly
Name	Legacy Park	Seatree Apartments)	Westchase Forest Apartments	West Oaks
Address	10801 Legacy Park Drive	2800 NASA Road One	11355 Richmond Avenue	2400 Briarwest Boulevard
	Houston, TX 77064	Seabrook, TX 77058	Houston, TX 77082	Houston, TX 77007
Sale Date	2/4/2010	4/6/2010	10/1/2009	6/30/2009

Price per Unit	$52,632	$37,273	$58,000	$42,697

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0

Adjusted for Financing per Unit	$52,632	$37,273	$58,000	$42,697
Conditions of Sale Adjustment	$0	$363	$0	$0

Adjusted for Special Conditions	$52,632	$37,636	$58,000	$42,697
Time	4.00%	4.00%	2.00%	8.00%

Time Adjusted Price per Unit	$54,737	$39,141	$59,160	$46,113

Location	10%	10%	0%	0%
Age/Condition/Quality	-5%	0%	-5%	0%
Average Unit Size	10%	10%	10%	10%
Amenities	0%	0%	0%	0%
Economics	0%	5%	0%	0%

Total Adjustments (%)	15%	25%	5%	10%

Adjusted Price per Unit	$62,948	$48,926	$62,118	$50,724
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VALUE CONCLUSION	After analysis and adjustments, a value range of $48,926 to $62,948 per unit is indicated. The mean and median adjusted prices are $56,429 and $56,421.

As no one sale required a significant degree of overall adjustment, equal emphasis is placed on each in the final reconciliation via the Sales Comparison Approach. A value in the range of approximately $55,000 to $60,000 per unit is deemed reasonable. The final value of the property via the Sales Comparison Approach is based on $57,500 per unit as follows.

Number of Units		Price per Unit		Indicated Value

734	x	$57,500	=	$42,205,000
			Rounded	$42,200,000

Applying the value concluded above to the Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated OAR (capitalization rate) of 7.7% and EGIM of approximately 6.4. These indicators are within or a tolerable variance of the range exhibited by the sales transactions (with OARS ranging from 7.30% to 8.1% and EGIMs ranging from 5.13 to 6.25). These indicators suggest that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.

Accordingly, the Market Value of the Fee Simple Interest in the subject property as of February 16, 2011, free and clear of financing, via the Sales Comparison Approach, is rounded to:

FORTY-TWO MILLION TWO HUNDRED THOUSAND DOLLARS ($42,200,000)
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RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is February 16, 2011. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$44,600,000
Sales Comparison Approach	$42,400,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. As the subject represents a stabilized occupancy, the Direct Capitalization method was employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, this approach was given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Although sales volume is down significantly from historical levels, investor interest and sales activity has recently begun to improve. Our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach, although based no trialing economic indicators, is generally supportive of the value concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of February 16, 2011 is:

FORTY-FOUR MILLION SIX HUNDRED THOUSAND DOLLARS ($44,600,000)
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ADDENDA
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ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
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SUBJECT PROPERTY PHOTOGRAPHS
View of typical building
Front
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SUBJECT PROPERTY PHOTOGRAPHS
Entry corridor
Exterior view along parking area
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SUBJECT PROPERTY PHOTOGRAPHS
Interior drive and parking area
Parking garage
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Houston, Texas	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Pool (1) and typical building elevation
Pool (2) and typical building elevation
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Interior view of typical unit
Interior view of typical bath
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
SUBJECT PROPERTY PHOTOGRAPHS
Interior view of leasing office
Picnic area
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
FLOOR PLANS
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
IMPROVED SALES PHOTOGRAPHS
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
COMPARABLE SALES PHOTOS
Sale No. 1 — Legacy Park
Sale No. 2 — Villas by the Bay (formerly Seatree Apartments)
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
Sale No. 3 — Westchase Forest Apartments
Sale No. 4 — West Oaks
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
APPRAISER QUALIFICATIONS
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
STEVEN J. GOLDBERG, MAI, CCIM
MANAGING PARTNER
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC

Lakeside Place Apartments	March 15, 2011
Houston, Texas	Addenda
RAYMOND A. SMITH III
SENIOR ANALYST
RAYMOND SMITH has been involved in real estate valuation and consulting since 2001 having performed a variety of assignments throughout the United States. Background includes valuation/analysis, and acquisition/disposition.
Appraisal assignments in which Mr. Smith has been involved include a wide array of property types ranging from traditional categories of income producing real estate (multi-family, retail, office and industrial) to special and single purpose properties such as hospitality, self storage, and manufacturing, etc. Experience includes assignments as an independent fee appraiser, in-house analyst and valuation reviewer.
Mr. Smith received his Bachelor of Business Administration from Hofstra University, Hempstead, New York, with a major concentration in Marketing and his Masters degree in Business Administration from Fordham University, with a concentration in Finance. He has attended numerous continuing education courses and is currently pursuing his MAI designation under the continuing education program of the Appraisal Institute.
Mr. Smith is an Associate Member of the Appraisal Institute. He is a State Certified General Real Estate Appraiser in Texas and Louisiana.
COGENT Realty Advisors, LLC